Filed pursuant to Rule 433
Dated September 18, 2025
Registration Statement No. 333-289162
Relating to Preliminary Prospectus Supplement dated September 18, 2025 and
Prospectus dated August 1, 2025

Rithm Capital Corp.
7,600,000 Shares of 8.750% Series E Fixed-Rate Cumulative Redeemable Preferred Stock
(Liquidation Preference $25.00 per Share)
September 18, 2025

This pricing term sheet supplements Rithm Capital Corp.’s preliminary prospectus supplement, dated September 18, 2025 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, relating to the offering of its 8.750% Series E Fixed-Rate Cumulative Redeemable Preferred Stock, and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement.

 Pricing Term Sheet

Issuer:	Rithm Capital Corp. (the “Issuer”)
Security:	8.750% Series E Fixed-Rate Cumulative Redeemable Preferred Stock (“Preferred Stock”)
Liquidation Preference:	$25.00 per share
Pricing Date:	September 18, 2025
Settlement Date:	September 25, 2025 (T+5)
Number of Shares:	7,600,000 shares of Preferred Stock (8,740,000 shares of Preferred Stock if the underwriters exercise their over-allotment option in full)
Public Offering Price:	$25.00 per share of Preferred Stock; $190,000,000 total (not including the underwriters’ over-allotment option)
Underwriting Discount:	$0.7875 per share of Preferred Stock; $5,985,000 total (not including the underwriters’ over-allotment option)
Net Proceeds (before expenses) to the Issuer:
Approximately $184,015,000 (or approximately $211,617,250 if the underwriters exercise their over-allotment option in full), after deduction of underwriting discount but before estimated offering expenses payable by the Issuer.

Maturity:
Perpetual, unless redeemed by the Issuer pursuant to the optional redemption right described below, or redeemed by the Issuer at any time pursuant to the special optional redemption right described below, or converted by an investor in connection with a Change of Control (as defined below) or redeemed by the Issuer pursuant to its amended and restated certificate of incorporation to preserve its qualification as a real estate investment trust (“REIT”).

Dividend Rate:	Dividends on the shares based on the stated liquidation preference of $25.00 per share at a rate equal to 8.750% per annum.
Dividend Payment Dates:
Dividends on the Preferred Stock will be payable quarterly in arrears on or about the 15th day of each of February, May, August and November.  The first dividend on the Preferred Stock sold in this offering will be paid on February 15, 2026 (long first dividend period) and will be in the amount of $0.85069 per share of Preferred Stock.

Optional Redemption:
Except in instances relating to preservation of the Issuer’s qualification as a REIT or pursuant to the Issuer’s special optional redemption right discussed below, the Preferred Stock is not redeemable prior to November 15, 2030. On and after November 15, 2030, the Issuer may, at its option, subject to certain procedural requirements, redeem the Preferred Stock, in whole, at any time, or in part, from time to time, for cash at a redemption price of $25.00 per share, plus any accumulated and unpaid dividends thereon (whether or not declared) to, but excluding, the redemption date, without interest.

Special Optional Redemption:
Upon the occurrence of a Change of Control, the Issuer may, at its option, redeem the Preferred Stock, in whole or in part, within 120 days after the first date on which such Change of Control occurred, for cash at a redemption price of $25.00 per share of Preferred Stock, plus any accumulated and unpaid dividends thereon (whether or not declared) to, but excluding, the redemption date, without interest. If, prior to the Change of Control Conversion Date, the Issuer has provided notice of its election to redeem some or all of the shares of Preferred Stock (whether pursuant to its optional redemption right described above or this special optional redemption right), the holders of the Preferred Stock will not have the Change of Control Conversion Right.

Change of Control:
A “Change of Control” is deemed to occur when, after the original issuance of the Preferred Stock, the following have occurred and are continuing: (i) the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of the Issuer’s capital stock entitling that person to exercise more than 50% of the total voting power of all capital stock of the Issuer entitled to vote generally in elections of directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and (ii) following the closing of any transaction referred to in clause (i) above, neither the Issuer nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts representing such securities) listed on the NYSE, the NYSE American LLC, or the Nasdaq Stock Market, or listed or quoted on an exchange or quotation system that is a successor to the NYSE, NYSE American LLC or the Nasdaq Stock Market.

Conversion Right:
Share Cap: 4.01284

Exchange Cap: Subject to certain adjustments, the Exchange Cap will not exceed 30,497,584 shares of the Issuer’s common stock (or equivalent Alternative Conversion Consideration, as applicable) issuable or deliverable, as applicable, subject to proportionate increase to the extent the underwriters exercise their option to purchase shares of Preferred Stock, not to exceed 35,072,222 shares of the Issuer’s common stock in total (or equivalent Alternative Conversion Consideration, as applicable).

Listing:
The Issuer intends to apply to list the shares on the New York Stock Exchange and, if the application is approved, expects trading on the New York Stock Exchange to begin within 30 days of the initial issuance of the shares.

NYSE Ticker Symbol:	RITM PR E

Joint Book-Running Managers:
Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC
RBC Capital Markets, LLC
UBS Securities LLC
Wells Fargo Securities, LLC
BTIG, LLC
Citigroup Global Markets Inc.
Goldman Sachs & Co. LLC
Piper Sandler & Co.

Co-Managers:	Janney Montgomery Scott LLC Lucid Capital Markets, LLC Wedbush Securities Inc.
CUSIP/ISIN:	64828T 805 / US64828T8053

The Issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement, and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, or the preliminary prospectus supplement if you request it by contacting Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, J.P. Morgan Securities LLC collect at 1-212-834-4533, RBC Capital Markets, LLC toll-free at 1-866-375-6829, UBS Securities LLC toll-free at 1-833-481-0269, Wells Fargo Securities LLC toll-free at 1-800-645-3751 or by emailing wfscustomerservice@wellsfargo.com, BTIG by calling (212) 593-7555, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, or Piper Sandler & Co. toll-free at 1-866-805-4128.